[CREDIT SUISSE LETTERHEAD]

March 20, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Registration Statement on Form S-11
File No. 333-185570

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 6,555,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EDT) on March 21, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 13, 2013, through the date hereof:

Preliminary Prospectus dated March 13, 2013:

4,489 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC
UBS SECURITIES LLC
As Representatives of the several Underwriters

BY: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/David Stolzar
David Stolzar
Director